UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

EATON VANCE FLOATING-RATE INCOME PLUS FUND

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

278284104

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attention: Michael D’Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278284104

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,677,189
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,677,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,677,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.05%[1]
14	TYPE OF REPORTING PERSON

PN; IA

1 The percentages used herein are calculated based upon 7,606,422 shares of common stock outstanding as of 5/31/2019, as disclosed in the company’s Form N-CSR filed 7/25/2019.

2

CUSIP No. 278284104

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,677,189
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,677,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,677,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.05%[1]
14	TYPE OF REPORTING PERSON

IN

1 The percentages used herein are calculated based upon 7,606,422 shares of common stock outstanding as of 5/31/2019, as disclosed in the company’s Form N-CSR filed 7/25/2019.

3

CUSIP No. 278284104

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on October 23, 2019 (the “Original Schedule 13D”), with respect to the Common Shares of Eaton Vance Floating-Rate Income Plus Fund. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 27, 2019, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to (i) present a proposal requesting that the board of trustees of the Issuer (the “Board”) take all necessary steps in its power to declassify the Board so that trustees are elected on an annual basis starting at the next annual meeting of shareholders (the “Proposal”), with such declassification to be completed in a manner that does not affect the unexpired terms of the previously elected trustees, and (ii) nominate a slate of three independent trustee candidates—David Basile, Peter Borish and Charles Clarvit, for election to the Board at the Issuer’s 2020 annual meeting of shareholders. As of the date hereof, David Basile, Peter Borish and Charles Clarvit did not own any Common Shares and have not entered into any into any transactions in the Common Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or RelationVships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Pursuant to letter agreements (the “Nominee Agreement”), Saba Capital has agreed to indemnify the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions. In addition, pursuant to certain of the Nominee Agreements, certain of the Nominees may receive a nominal advancement not to exceed $2,500 to cover the reimbursement of fees in connection with their nomination, subject to termination for cause. A form of the Nominee Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.2	Form of Nominee Agreement.

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CUSIP No. 278284104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 2019

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

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